MARTIN LIPTON

HERBERT M. WACHTELL

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MARC WOLINSKY

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

JOHN R. SOBOLEWSKI

STEVEN WINTER

EMILY D. JOHNSON

JACOB A. KLING

RAAJ S. NARAYAN

VIKTOR SAPEZHNIKOV

MICHAEL J. SCHOBEL

ELINA TETELBAUM

WILLIAM T. ALLEN

MARTIN J.E. ARMS

MICHAEL H. BYOWITZ

GEORGE T. CONWAY III

KENNETH B. FORREST

SELWYN B. GOLDBERG

PETER C. HEIN

MEYER G. KOPLOW

LAWRENCE S. MAKOW

DOUGLAS K. MAYER

MARSHALL L. MILLER

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID S. NEILL

HAROLD S. NOVIKOFF LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

PAUL K. ROWE

DAVID A. SCHWARTZ

MICHAEL J. SEGAL

ELLIOTT V. STEIN

WARREN R. STERN

PAUL VIZCARRONDO, JR.

PATRICIA A. VLAHAKIS

AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY PAULA N. RAMOS NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

May 20, 2019

VIA EMAIL

Perry Hindin
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:                             EQT Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 8, 2019
File No. 1-03551

Dear Mr. Hindin:

We write to you on behalf of our client, EQT Corporation (the “Company” or “EQT”), to provide EQT’s responses to the comments of the staff of the Division of Corporation

Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding EQT’s preliminary proxy statement on Schedule 14A filed with the Commission on May 8, 2019 (the “Proxy Statement”) contained in your letter dated May 15, 2019 (the “Comment Letter”).  The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we are filing an amendment to the Proxy Statement (“Amendment No. 1”) on the date hereof. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Preliminary Proxy Statement

Letter to Shareholders

1.                                      Disclosure in the letter to shareholders states that the “Rice Group’s platform is to elect a Board that will appoint Toby Z. Rice as Chief Executive Officer and replace up to 15 of the Company’s department heads with individuals from the former Rice Energy” (emphasis added). It is our understanding that the Rice Group has stated in its written materials and investor communications that it has a qualified team of capable leaders available should the need for such talent arise at EQT. For example, see the soliciting materials filed pursuant to Exchange Act Rule 14a-12 on February 5 and 6, 2019 by Toby Rice. Please provide support for this statement or revise to clarify any references to a platform to replace the Company’s department heads.

RESPONSE:

The Company respectfully submits that the Rice Group has repeatedly indicated in its public statements that they plan to replace up to 15 of the Company’s department heads with individuals from the former Rice Energy Inc. (“Rice Energy”). The following are examples of such statements (bold emphasis added).

•                  In the presentation filed with the SEC as soliciting material under Rule 14a-12 on February 5, 2019 (slide 7), the Rice Group states under the heading “Proven Leadership”:  “10-15 RICE department heads to lead operational execution on the front line.”

•                  In the transcript filed with the SEC as soliciting material under Rule 14a-12 on February 6, 2019, Toby Rice states that:  “Turning to slide 7, our plan starts with inserting a team of leaders to the front lines of the organization who understand what the desired end state is. These leaders have operated at the highest levels and know how to get from point A to point B when dealing with organizational change. We spent years at Rice streamlining our organization to optimize performance, and this experience provides us with a unique advantage in turning EQT around. (Page 4).

•                  In the same transcript, Toby Rice responds to a question as follows:

Josh Silverstein:

Good, thanks there.

And just as far as the timeline for the implementation of this, let’s just say you guys were to become the management team by the midpoint of this year, how quickly could you guys get this $500 million in synergies in place? Is it a year time frame? Do you have to get those 10 to 15 other former Rice employees on board?

Toby Rice:

Yes, and Josh, it starts with the highest impact and where it starts really is with the people. This leadership team is available right now to begin so they’re ready to start tomorrow. And having these people being added to the frontlines is going to give us control over the operational issues that are happening.

Next step after that is we’re really excited about the fact that our technology exists within EQT. This technology is going to be — is quite simply going to be — we’re going to be able to wire this up pretty quickly and leverage this technology to drive the results that we need to see in the field.

And after that really the way we look at this is our experience and our track record, we know what the end state looks like. We’ve got the people and the technology and we believe that we’re going to be able to execute this as — quicker than any team.  (Page 12).

•                  On page 19 of the Rice Group’s Revised Preliminary Proxy Statement filed with the SEC on May 16, 2019, the first italicized bullet states: that the “Rice Plan” includes “Introducing a highly-accomplished leadership team led by Toby Z. Rice with a proven record of generating Basin-leading results on substantially the same asset base.”  In addition, the first sentence after the italicized bullets states: “We believe that with a new team led by Toby Z. Rice as CEO, we can implement our plan, position EQT to realize the synergies promised from the Merger and generate an additional $500 million per year of free cash flow over EQT’s January guidance.”

In addition to the above public statements, during the Rice Team’s presentation to the Board of Directors of the Company on January 15, 2019, Toby Rice repeatedly criticized the Company’s management team and stated that his “team” consisted of 10-15 department leaders.

2.                                      Disclosure in the letter to shareholders also states that the “Rice Group is effectively asking you to just turn over control of your Company and immediately jeopardize the value of your investment by installing their friends in a highly de-stabilizing transition for our shareholders and employees…” Please provide support in the proxy statement for the statement that any transition would be “highly de-stabilizing” for shareholders and employees given the preceding comment. Please also provide support in the proxy statement for the statement that the Rice Group intends to “install their friends” into management or other positions at EQT. Alternatively, please consider deleting such statements from the proxy statement.

RESPONSE:

In response to the Staff’s comment, EQT has revised the disclosure on page 20 of Amendment No. 1.

3.                                      The letter to shareholders also states that “[t]o ensure that shareholders are provided with the greatest flexibility when selecting directors at the 2019 annual meeting, the Board has adopted a universal proxy card…The EQT Board’s decision to use a universal proxy card further demonstrates its commitment to best-in-class governance practices.” Please confirm that the Rice Group Nominees have consented to being named in the proxy statement and to serve if elected. Refer to Exchange Act 14a-4(d).

RESPONSE:

The Company hereby confirms that the Rice Group Nominees have consented to being named in the proxy statement and to serve if elected.

Board Refreshment in 2018 and 2019, page 5

4.                                      Please provide the basis for the statement that “[o]f the 12 EQT director nominees…Eight have joined the Board within the last year…” If this is intended to include the three of the new EQT Nominees that have yet to be elected to the Board, please revise to clarify.

RESPONSE:

In response to the Staff’s comment, EQT has revised the disclosure on page 6 of Amendment No. 1.

What is a broker non-vote? Page 13

5.                                      Refer to the second and third paragraph of this section. Disclosure in the second paragraph indicates that “given the contested nature of the election, the NYSE rules governing brokers’ discretionary authority may limit the ability of such brokers to exercise discretionary authority regarding any of the other proposals to be voted on at the annual meeting, whether ‘routine’ or not” (emphasis added). Please supplement this disclosure to clarify the phrase “may limit.”

RESPONSE:

In response to the Staff’s comment, EQT has revised the disclosure on page 13 of Amendment No. 1.

6.                                      In addition, notwithstanding the third to last sentence in the third paragraph of this section, please consider disclosing, if true, that under the rules of the NYSE governing brokers’ discretionary authority, if shareholders receive proxy materials from or on behalf of both the Company and the Rice Group, then brokers, banks, and other nominees holding shares in a shareholder’s account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the 2019 annual meeting, whether “routine” or not, i.e. there will be no broker non-votes by such brokers, banks, or other nominees. Also confirm if true, that if shareholders do not submit any voting instructions to their brokers, banks or other nominees, then their shares will neither be counted in determining the outcome of any of the proposals at the 2019 annual meeting nor counted for purposes of determining whether a quorum exists.

RESPONSE:

New York Stock Exchange (NYSE) Rule 452 specifies when banks, brokers and other nominee holders (collectively, “custodians”) may authorize submitting a proxy on behalf of the beneficial owner.  Under Rule 452, custodians may not exercise discretionary voting authority with respect to any proposal on a proxy that is the subject of a counter-solicitation.  If shareholders receive proxy materials from or on behalf of both the Company and the Rice Group, then custodians of such beneficial holder will not have discretionary voting on any matter on the proxy card, and there will be no broker non-votes from such custodians.  Therefore, at the 2019 annual meeting, if such beneficial owner has not provided voting instructions to its custodian, its shares will not be voted and will not be present for purposes of establishing a quorum at the 2019 annual meeting.

In response to the Staff’s comment, EQT has revised the disclosure on page 13 under the heading “What happens if I do not submit voting instructions for a proposal? What is a broker non-vote?” of Amendment No. 1.

Proxy Card

7.                                      We note disclosure in the proxy statement that “[y]ou may vote “FOR” up to 12 individuals for election as director in total. If you vote ‘FOR’ more than 12 nominees for election as director, your vote will be considered invalid and will not be counted and shall have no effect on the outcome of the vote on director election…Please note that Daniel J. Rice IV is listed as a nominee by both your Board and the Rice Group; if you wish to vote FOR Daniel J. Rice IV, you should only do so once” (emphasis added). Please consider revising the card to add the first and third sentences above to the actual instructions to the card’s Proposal 1.

RESPONSE:

In response to the Staff’s comment, EQT has revised its proxy card so Daniel J. Rice IV is only listed as a nominee of the Company.

*                                         *                                         *

In connection with the Company’s response to the comment in the Comment Letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have any questions regarding the foregoing or wish to discuss this matter, please contact the undersigned at (212) 403-1005.

Sincerely,

Victor Goldfeld, Esq.

cc:                                Jonathan Lushko, EQT Corporation

Steven A. Cohen, Wachtell, Lipton, Rosen & Katz